
September 7, 2012

<u>Via E-mail</u>
Mr. Yanwei He
Chief Financial Officer
China Advanced Construction Materials Group, Inc.
9 North West Fourth Ring Road, Yingu Mansion Suite 1708
Haidian District, Beijing, People's Republic of China 100190

     RE: China Advanced Construction Materials Group, Inc.
                  Form 10-K for the Year Ended June 30, 2011
                  Filed September 23, 2011
                  Form 10-K/A for the Year Ended June 30, 2011
                  Filed September 26, 2011
                  Form 10-Q for the Period Ended March 31, 2012
                  Filed May 14, 2012
                  Response dated August 23, 2012
                  File No. 1-34515

Dear Mr. He:

     We have reviewed your response letter dated August 23, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Risk Factors, page 15

We may be exposed to potential risks relating to our internal controls over…page 20

2. Based upon the information that you provided to us in your response to comment two from our letter dated July 26, 2012, it appears to us that the individuals currently in your internal accounting department that are primarily responsible for the preparation of your books and records and financial statements do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. It appears that none of these individuals hold a license that demonstrates U.S. GAAP expertise, such as Certified Public Accountant in the U.S., and none have attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP.

    The fact that you hired an outside advisor to assist you in your preparation of U.S. GAAP financial statements is further support that your internal accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP. We do not believe the compilation of the U.S. GAAP financial statements by an outside advisor is adequate to mitigate the limitations of your internal accounting department, since the outside advisor is not involved in the day-to-day operations of your company, including the maintenance of your underlying books and records.

    Accordingly, based upon the information provided in your response, we believe that the current lack of U.S. GAAP experience in the internal accounting department of your company constitutes a material weakness. Thus, your internal control over financial reporting would not be effective. We also believe that this current lack of U.S. GAAP experience would result in your disclosure controls and procedures not being effective. When you file your upcoming Form 10-K for the year ended June 30, 2012, we would expect you to discuss this in detail under both the Risk Factors section and under Item 9A, including disclosing:
    *   Your internal accounting department has limited knowledge of U.S. GAAP and that this constitutes a material weakness,
    *   Any plans you have to remedy this material weakness in the future,
    *   Your internal control over financial reporting is not effective as of June 30, 2012 and
    *   Your disclosure controls and procedures are not effective as of June 30, 2012.

Management's Discussion and Analysis, page 29

Liquidity and Capital Resources, page 37

General

3. We note your response to comment five from our letter dated July 26, 2012. Your proposed
    disclosure states, "[You] will assess the feasibility and plan any transfer in accordance with
    foreign exchange regulations, taking into account tax consequences." This sentence appears
    to imply that you are considering whether or not to repatriate cash and short-term
    investments held by your foreign subsidiaries, which is not consistent with your indefinite
    reinvestment assertion in Note 10 of your financial statements. Please revise your proposed
    disclosure accordingly. Please also disclose, if true, that you do not intend to repatriate to the
    U.S. the cash and short-term investments held by your foreign subsidiaries.

Critical Accounting Policies and Estimates, page 39

Accounting for Long-lived Assets, page 40

4. We note your response to comment seven from our letter dated July 26, 2012. You indicate
    that you estimate the fair value of your reporting units by using undiscounted cash flow
    analyses. Please revise your disclosure to indicate that you estimate the fair value of your
    long-lived assets rather than reporting units, if true. Otherwise, please revise your disclosure
    to indicate how you group long-lived assets for impairment and your basis for that
    determination. You also mention that you estimate fair value using undiscounted cash flow
    analyses. Please tell us how you determined that it was appropriate to use undiscounted cash
    flows rather than discounted cash flows to estimate fair value or revise your proposed
    disclosure accordingly. Refer to ASC 360-10-35.

Financial Statements

Note 16 – Business Segments, page F-25

5. We note your response to comment eight from our letter dated July 26, 2012. Please confirm
    that you will revise your future filings to include disclosures similar to those provided in your
    supplemental response.

Mr. Yanwei He
China Advanced Construction Materials Group, Inc.
September 7, 2012
Page 4

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief